

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 25, 2009

Mr. Chunshi Li
Chief Executive Officer
China Yili Petroleum Company
c/o American Securities, Inc.
100 Wall Street, 15th Floor
New York, NY 10005

> **Re:** **China Yili Petroleum Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed May 18, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 18, 2009**
> **File No. 001-51554**

Dear Mr. Li.

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Consolidated Statements of Cash Flows, page F-4

1.   Please tell us the origin of the financing activities line item, "Loan to related party," and explain why this cash disbursement would not need to be presented in the investing activities section to comply with paragraph 17 of SFAS 95. In addition, please explain when and how this loan was settled, and why the receivable is not apparent on your balance sheet as of December 31, 2007. We see disclosure on the statements of cash flows indicating it was repaid with non-cash consideration in 2008.

2.   The cash reported on the statements of cash flows as of December 31, 2007 should agree with the corresponding amount reported in your balance sheet on page F-1.

Note 1 – Business Description and History, page F-5

3.   We note your disclosure stating that you declared a dividend of 100% of the outstanding shares of ASAP Expo Inc. (ASAP Expo) on December 31, 2008. Please clarify whether these shares were distributed to the original shareholders of ASAP Show, Inc. (ASAP) only or to all shareholders of record as of December 31, 2008.

        In addition, we note your disclosure on pages 3 and 6 stating that the declaration and record date was December 19, 2008 and that the distribution date was January 14, 2009. Please reconcile that information with your disclosure under this heading indicating that the declaration date was December 31, 2008.

        Further, please tell us why you have reflected the spin-off in your financial statements as of and for the year ended December 31, 2008 if the share distribution date did not occur until January 14, 2009, as you disclose.

Note 2 – Merger Transaction and Reverse Split, page F-5

4.   We note your disclosure indicating that you accounted for the merger between ASAP and Sino-American Petroleum Group Inc. (Sino) as a reverse merger in which ASAP is deemed the target and Sino the accounting acquirer and continuing entity. Please address the following with respect to your accounting and reporting of this transaction.

- It does not appear that you have retroactively adjusted the historical stockholders' equity of the accounting acquirer to reflect the exchange ratio established in the merger, as would ordinarily be required; and it is unclear why your statements of stockholders' equity prior to the merger reflect only capital contributions.

  Share activity of the accounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over the number of shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split. In addition, common stock and additional paid in capital should be adjusted as necessary for any difference in the par value of stock.

  Please advise us of any difficulty you may have in conforming your presentation.

- Tell us why you did not apply the purchase method of accounting to record this acquisition, i.e. explain why the assets and liabilities of ASAP were not recorded at fair value as of the date of the merger in accordance with SFAS 141.

- We note that in addition to the 200,000 shares of preferred stock issued to the shareholders of Sino to complete the merger, you issued 100,000 shares of preferred stock to other individuals in exchange for $600,000. Tell us who received these shares, describe their relationship with the parties involved in the merger, and explain how receipt of the cash has been presented in your financial statements.

5. We note you have identified the enterprise as a development stage company and have presented cumulative financial information in accordance with SFAS 7, using the formation date of Tongliao Yili Asphalt Company (Yili Asphalt).

   Please tell us how you accounted for the merger between Yili Asphalt and Sino and explain your rationale; include details sufficient to understand the extent to which these two entities were under common control just prior to their merger, and the extent of any change in control that occurred as a result of their merger.

   Please also submit the disclosure that you would propose to describe the relationship between Sino and Yili Asphalt, which we expect would be either Yili Asphalt as a predecessor to Sino, if the acquisition were accounted for at fair value in accordance with SFAS 141, or Sino as the continuation of Yili Asphalt, if this merger was a reorganization of entities under common control.

6.   On page 10 you indicate that you implemented a 1 for 29 reverse stock split on October 29, 2007. However, at Note 2 you state that you "announced a 1229 reverse split" on that date. Please revise your disclosure to remove this inconsistency. In addition, please ensure that all share information presented in the document has been retroactively adjusted to reflect the reverse stock split. If any share figures associated with periods prior to the reverse stock split have particular relevance you may include those in parenthetical notation along with the post-split equivalents. We expect that revisions will be necessary. For example, the 98.16 conversion rate referenced in Note 7 on page F-10 does not agree with the conversion rate implicit in the equivalent common share figures mentioned in the second and third points under Note 2 on page F-6.

7.   We note your disclosure stating that prior to the merger ASAP assigned all of its business and assets to ASAP Expo, its wholly owned subsidiary, and that ASAP Expo assumed all pre-merger liabilities of ASAP. Please tell us whether this assignment resulted in you having no legal rights to the assets of ASAP Expo and no legal obligation to settle its liabilities subsequent to the reverse merger but prior to the spin-off. If you believe this to be the case, please submit the underlying agreement and cite the specific sections within that agreement which you have relied upon in formulating your view.

Note 7 – Stockholders' Equity, page F-10

8.   We note your disclosure at Note 2 that all preferred shares issued in conjunction with the merger transaction were not convertible into common shares until after the ASAP Expo's shares were distributed. However, we note that all preferred shares were converted to common stock in 2008, prior to the actual distribution of the ASAP Expo shares. Please tell us whether the terms of the original merger agreement and/or preferred stock were modified to accommodate the earlier conversion of these shares.

Note 9 – Risk Factors, page F-11

9.   We understand that you have operations in China where there are restrictions on the conversion of local currencies to foreign currencies. Given the significance of your operations in China, it appears that you should provide the disclosures required under Rule 4-08(e) of Regulation S-X and FRC §213.02.

Controls and Procedures, page 28

10.   We understand that you concluded that your internal control over financial
        reporting was not effective as of December 31, 2008.   Tell us why this finding
        would not present some difficulty in concluding that your disclosure controls and
        procedures were effective, as you have disclosed.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief